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      December 21, 2020

       Dominick Zarcone
       President and Chief Executive Officer
       LKQ CORP
       500 West Madison Street, Suite 2800
       Chicago, IL 60661

                                                        Re: LKQ CORP
                                                            Form 10-K
                                                            Filed February 27,
2020
                                                            File No. 000-50404

       Dear Mr. Zarcone:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




      Sincerely,


      Division of Corporation Finance

      Office of Trade & Services
       cc:                                              Victor Casini